SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Broadwind Energy, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

11161T 10 8

(CUSIP Number)

Daniel Yarano, Esq.

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

(612) 492-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11161T 10 8

1	Names of Reporting Persons Terence P. Fox

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) N/A

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,595,175(1)(2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,595,175(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,595,175(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.7%

14	Type of Reporting Person (See Instructions) IN

(1)  Other than with respect to matters as previously reported in Schedule 13D/A-1 filed on November 20, 2007, in Item 6, which is incorporated herein by reference.

(2)  Does not include 2,688 restricted stock units which represent the right to acquire one share of the Company’s common stock per restricted stock unit, all of which will vest as of June 9, 2010.

Item 1.                           Security and Issuer

This Schedule 13D/A-2 relates to the common stock, $0.001 par value per share (“Common Stock”), of Broadwind Energy, Inc., a corporation incorporated in Delaware (the “Company”).  The address of the principal executive office of the Company is 47 East Chicago Avenue, Suite 332, Naperville, Illinois, 60540.

Item 2.                           Identity and Background

(a)                This Statement is filed by Terence P. Fox (the “Reporting Person”).

(b)               The business address of the Reporting Person is 927A South 8th Street, P.O. Box 1180, Manitowoc, Wisconsin 54221-1957.

(c)                The principal occupation of the Reporting Person is serving as a partner in the law firm of Kummer, Lambert & Fox, LLP.  The Reporting Person is also a director of the Company.

(d)               The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                  The Reporting Person is a citizen of the United States of America.

Item 3.                           Source and Amount of Funds or Other Consideration

This Schedule 13D/A-2 does not relate to a purchase transaction and, therefore, other than the acquisition of restricted stock units granted by the Company to the Reporting Person in connection with the Reporting Person’s services as a director of the Company as detailed in Item 4, the Source and Amount of Funds or Other Consideration is not applicable.

Item 4.                           Purpose of the Transaction

This amendment is being filed to report that the Reporting Person has (1) ceased being the Trustee of the Wergin Family Dynasty Trust 2005, dated February 1, 2005, for the benefit of the children and grandchildren of Daniel P. Wergin; (2) ceased being the Trustee of the Raymond L. Brickner & Debra L. Brickner Irrevocable Trust, dated May 1, 2005, for the benefit of the children of Raymond L. Brickner and Debra L. Brickner; and (3) to report the grant of 2,688 restricted stock units by the Company to the Reporting Person, which represent the right to receive one share of the Company’s common stock for every restricted stock unit, all of which will vest on June 9, 2010.

As of the date of this statement, except as set forth in this statement, the Reporting Person has no plans or proposals which would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the

Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those actions enumerated above.

Item 5.                           Interest in Securities of the Issuer

(a)                Aggregate number of shares beneficially owned:  2,595,175.  Percentage: 2.7%.  The percentage used herein and in the rest of Item 5 is calculated based upon 96,601,782 shares of Common Stock issued and outstanding as of the date of this statement (as reflected on the Company’s Amendment No. 1 to Form S-1 filed July 14, 2009).

(b)               1.  Sole power to vote or direct vote:  2,595,175 other than as previously reported in Schedule 13D/A-1 filed on November 20, 2007, in Item 6, which is incorporated herein by reference.

2.  Shared power to vote or direct vote:  With respect to certain matters, as previously reported in Schedule 13D/A-1 filed on November 20, 2007, which is incorporated herein by reference, the Reporting Person has appointed Tontine Capital Partners, L.P. (“TCP”) and Tontine Capital Overseas Master Fund, L.P. (“TMF”) as a proxy with respect to any and all shares of Common Stock beneficially owned by the Reporting Person, including shares over which the Reporting Person has voting control as trustee, if any, or in any other capacity, accept as to its modification to exclude any shares previously held by the Wergin Family Dynasty Trust 2005, dated February 1, 2005, for the benefit of the children and grandchildren of Daniel P. Wergin and to exclude any shares previously held by the Raymond L. Brickner & Debra L. Brickner Irrevocable Trust, dated May 1, 2005, for the benefit of the children of Raymond L. Brickner and Debra L. Brickner.

3.  Sole power to dispose or direct the disposition:  -0-

4.  Shared power to dispose or direct the disposition:  As previously reported in Schedule 13D/A-1 filed on November 20, 2007, in Item 6, which is incorporated herein by reference, the Reporting Person shares the power to dispose or direct the disposition of all the shares of Common Stock that he beneficially owns, pursuant to a Right of First Offer and a Right of First Refusal that the Reporting Person has granted to TCP.

(c)                One June 9, 2009, the Reporting Person was granted 2,688 restricted stock units by the Company, which represent the right to receive one share of the Company’s common stock for every restricted stock unit, all of which will vest on June 9, 2010.

On June 30, 2009, the Reporting Person resigned as the sole Trustee of the Wergin Family Dynasty Trust 2005, dated February 1, 2005, for the benefit of the children and grandchildren of Daniel P. Wergin and, therefore, no longer has beneficial ownership of shares previously attributed to him.

On June 30, 2009, the Reporting Person resigned as the sole Trustee of the Raymond L. Brickner & Debra L. Brickner Irrevocable Trust, dated May 1, 2005, for the benefit of the children of Raymond L. Brickner and Debra L. Brickner and, therefore, no longer has beneficial ownership of shares previously attributed to him.

(d)               Except as disclosed in this Schedule 13D/A-2, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares beneficially owned by the Reporting Person.

(e)                The Reporting Person ceased to beneficially own more than five percent of the Common Stock on June 30, 2009.

Item 6.                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A — F            No Change.

Item 7.                           Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2009

/s/ Terence P. Fox
Terence P. Fox

Exhibit Index

Exhibit No.	Description

1	Acknowledgement of Debt Satisfaction and Full Release, dated February 28, 2007, by and between Tower Tech Holdings Inc. and Terence P. Fox. *

2

Securities Purchase Agreement, dated March 1, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox and Daniel P. Wergin. *

3

Securities Purchase Agreement, dated August 23, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Alex C. Allie, Peter C. Allie, Christopher C. Allie, Stacey C. Culligan, Wergin Family Dynasty Trust 2005, Daniel P. Wergin and Terence P. Fox. *

4

Right of First Offer/Refusal Letter Agreement, dated March 1, 2007, from Tontine Capital Partners, L.P., and agreed and accepted to by each of Integritas, Inc., Christopher Allie, Raymond L. Brickner, III, Terence P. Fox, Daniel P. Wergin, Samuel W. Fairchild and certain of their trusts. *

5	Irrevocable Proxy of Terence P. Fox dated March 1, 2007. *

6

Securities Purchase Agreement, dated October 29, 2007, by and among Tontine Capital Overseas Master Fund, L.P., Tontine Capital Partners, L.P., Tontine Overseas Fund, Ltd., Raymond L. Brickner III, Terence P. Fox and Daniel P. Wergin. *

*                                         Incorporated by reference to Schedule 13D/A-1 filed on November 20, 2007.